

Mail Stop 4628

May 14, 2018

Via E-mail
Robert K. Ortberg
Chairman, President and Chief Executive Officer
Rockwell Collins, Inc.
400 Collins Road NE
Cedar Rapids, IA 52498

> **Re: Rockwell Collins, Inc.**
> **10-K for Fiscal Year Ended September 30, 2017**
> **Filed November 14, 2017**
> **File No. 1-16445**

Dear Mr. Ortberg:

We refer you to our comment letter dated March 29, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Ann Parker
Assistant Director
Division of Corporation Finance

Robert J. Perna
Senior Vice President, General Counsel and Secretary
Rockwell Collins, Inc.